Exhibit 99.22

CONSENT OF MARK JORGENSEN

March 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the “Form 40-F)

I, Mark Jorgensen hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

•	Technical report titled “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated July 6, 2018 and to references to the Technical Report, or portions thereof, in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended December 31, 2021 (the “AIF”), and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F and the AIF. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statement (No. 333-240504) on Form F-10.

/s/ Mark Jorgensen
Mark Jorgensen